Sep 21, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RRe:	Pacman Media Inc Registration Statement on Form S-1 Filed May 3, 2016 File No. 333-202771

Dear Jan Woo,

This letter sets forth the responses of Pacman Media Inc. (the "Company") to the comment of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of
August 29, 2017.

General

Please advise whether any offers or sales have been made under the registration statement after March 10, 2017. We note disclosure on your cover page that you issued shares in March and April of 2017. If such offers or sales were made, provide an analysis supporting your belief that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3), as well as the undertaking included in your registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Company wishes to inform the Staff that it did not issue shares in March and April 2017, which is consistent with the stock subscription agreements held on the company books and records. The earlier disclosure has been presented in error. As a result, the Company has now revised the cover page of the registration statement to state that the it issued 1,850,000 shares in July, September, October, November and December of 2016, as well as in January and February of 2017.

Security Ownership of Certain Beneficial Owners and Management, page 47

We note that you have sold 1,850,000 shares of common stock during the course of this offering. Please revise to update the percentage of common stock owned by Mr. Evans. In addition, please update the beneficial ownership of your common stock as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 46 and 47 of the registration statement to disclose that Mr. Evans’ current ownership of the overall issued and outstanding stock is 68%.

Furthermore, the Company would like to inform the Staff that there are currently no additional person, group or affiliated persons, known by us, to beneficially own more than 5% of our common stock.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Dave Evans David Mark Evans, Director